UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE PROVIDES SHAREHOLDER UPDATE
 “UPDATE RE: CONVERTIBLE PROMISSORY NOTES”

Vancouver, British Columbia (FSCwire) - DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an online digital asset exchange platform and blockchain development services company today provides to shareholders an update that the Company will no longer be providing online retail trading or liquidity services through its shared liquidity order-book with ANX Technologies based in Hong Kong.

As previously posted and currently on the Company website dated October 1, 2018, “Effective October 17, 2018 Digatrade will no longer be providing retail exchange trading services, retail customer fiat deposits or withdraws or any further retail live order-book trading or functionality.  All Digatrade customers are required to withdraw their crypto-assets by the October 17, 2018 cut-off date. After October 17, 2018 the order-book will be disabled until further notice. In addition, no fiat withdraws are available effective immediately, please convert to crypto and withdraw before Oct 17, 2018.

The Company CEO, Brad Moynes stated: “The Digatrade OTC Trade Desk will remain active for its institutional customers and accredited traders with a new minimum trade value of US$25,000”. “The Company’s shift away from the high administrative and compliance costs associated with operating a centralized coin exchange along with the low transaction volume has resulted in the decision”.

The Company is currently evaluating and conducting due diligence on several acquisition targets within the Financial Technology “Fintech” sector and is hopeful that an event will materialize in the near future.

In addition, the Company reports that during fiscal 2017 and up to the Q3 reporting period ended September 30, 2018 funds raised via Convertible Promissory Notes “CPN” totalled approximately US$1.2m. All notes have a fixed interest rate ranging between 8%-12%, mature between 6-12 months and obtain discount to market conversion terms and provisions agreed to by the parties. In total, thirteen Notes were transacted amongst five third party lenders who participated in funding the Company. Of the thirteen Notes issued ten have been fully repaid and have a zero balance. The remaining 3 Notes that have achieved maturity, have a combined balance owing of approximately less than US$100,000. It is anticipated that the remaining combined balance will be cleared from the Company balance sheet during Q4 or sooner.

Additional information will be provided as it materializes.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0071
info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: October 11, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO